FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

3Q07

São Paulo, October 25, 2007. SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, poultry and pork products, releases today its results for the third quarter of 2007 (3Q07). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on figures restated in accordance with the corporate legislation. In this release, all comparisons ate made in relation to the same period in 2006 (3Q06), except where specified otherwise.

"Performance in the third quarter of 2007 was marked by a sustainable growth both in the domestic and in the export markets. Gross revenues had a growth of 19.5%, reaching R$2.5 billion. EBITDA totaled R$273.2 million, 65.8% higher than the 3Q06, and provided an expansion of 3.5 percentage points in margin, reaching 12.7%. We highlight the growth in sales of processed products in both markets, aligned with Sadia's strategy of enhancing the mix with higher value-added products. In the export market, the demand for poultry continued to be strong and this contributed to an increase in volumes and in US$ prices of this segment. The poultry slaughtering unit of Lucas do Rio Verde, in the State of Mato Grosso, will start its operations by the first half of 2008. A pork slaughtering unit will follow by the second half of 2008. Operations in Russia, where the Sadia brand is already well-known, will be expanded with the opening of a new meat processing unit in Kaliningrad in December of this year. Our challenge is for accelerated growth. Favorable conditions in both the domestic and export markets, the advances of the sales and distribution processes, the improvement in operational efficiency of our plants, and the promotion of a culture towards results, supported by a strong investment in expanding the production capacity will allow the Company to double its revenues in the next five years. Thus, Sadia reaffirms its commitment to all of its stakeholders, by ensuring the quality of its products and the sustainability of its initiatives and by strengthening its credibility to investors.” - Gilberto Tomazoni – Chief Exeutive Officer

Data on July 25, 2007

Sadia common share (SDIA3) = R$10.60/share
Sadia preferred share (SDIA4) = R$11.75/share
Sadia ADR (SDA) = US$66.00
(1 ADR = 10 shares)
Sadia Latibex (XSDI) = €4.42/share

Market Value - Bovespa
R$8.0 billion
US$4.5 billion

Investor Relations

Welson Teixeira Junior
Director, Investor Relations
Phone: 55 11 2113-3197

Christiane Assis
Phone: 55 11 2113-3552
Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro
Phone: 55 11 2113-3197
Silvia.Pinheiro@sadia.com.br

Corina Azevedo Steindler
Phone: 55 11 2113-3302
Corina.Steindler@sadia.com.br

ri@sadia.com.br

www.sadia.com

Ligia Montagnani
HR Consultant
Tel: +55 11 3897-6405
Ligia.montagnani@firb.com

	9M06	9M07	9M07/9M06	3Q06	3Q07	3Q07/3Q06
Gross Operating Revenue	5,584,944	6,925,996	24.0%	2,054,431	2,455,138	19.5%
Domestic Market	3,152,545	3,694,808	17.2%	1,101,243	1,312,406	19.2%
Export Market	2,432,399	3,231,188	32.8%	953,188	1,142,732	19.9%
Net Operating Revenue	4,837,508	6,063,005	25.3%	1,794,687	2,150,340	19.8%
Gross Profit	1,103,563	1,604,822	45.4%	452,254	596,694	31.9%
Gross Margin	22.8%	26.5%		25.2%	27.7%
EBIT	110,857	456,894	312.1%	86,992	174,346	100.4%
EBIT Margin	2.3%	7.5%		4.8%	8.1%
Net Income	153,648	393,896	156.4%	69,112	188,352	172.5%
Net Margin	3.2%	6.5%		3.9%	8.8%
EBITDA	315,577	733,915	132.6%	164,801	273,211	65.8%
EBITDA Margin	6.5%	12.1%		9.2%	12.7%
Exports / Gross Revenue	43.6%	46.7%		46.4%	46.5%

In the first nine months of 2007, gross operating revenue grew 24.0% as compared to the same period of 2006, to R$6,926.0 million, boosted by the favorable performance of volumes sold, and prices in the processed products and poultry segment. Domestic market revenues had a growth of 17.2%, while export revenues showed a growth of 32.8%. Thus, sales to the export market accounted for 46.7% of total revenues, in line with the corporate strategy of maintaining both market shares at roughly 50/50. In the 9M07, volumes increased by 11.8% in relation to the same period of 2006 and reached 1.6 million tons.

SALES

	9M06	9M07	9M07/9M06	3Q06	3Q07	3Q07/3Q06
Tons	1,386,802	1,550,555	11.8%	491,225	535,233	9.0%
Processed Products	582,075	672,125	15.5%	205,001	236,150	15.2%
Poultry	686,608	723,911	5.4%	237,236	248,886	4.9%
Pork	81,910	110,889	35.4%	34,564	39,098	13.1%
Beef	36,209	43,630	20.5%	14,424	11,099	-23.1%

R$ thousand	5,584,944	6,925,996	24.0%	2,054,431	2,455,138	19.5%
Processed Products	2,781,952	3,289,671	18.3%	970,585	1,167,547	20.3%
Poultry	2,033,237	2,579,490	26.9%	782,037	915,884	17.1%
Pork	342,342	467,502	36.6%	149,995	158,224	5.5%
Beef	199,762	242,717	21.5%	83,128	62,696	-24.6%
Others	227,651	346,616	52.3%	68,686	150,787	119.5%

In the 3Q07, revenues increased by 19.5%, to R$ 2,455.1 million; the domestic market grew by 19.2% and the export market by 19.9% . Volumes reached 535.2 thousand tons, 9.0% higher than that of the 3Q06, of which 247.2 thousand tons were sold in the domestic market (+4.4%) and 288.0 thousand tons were exported (+13.2%) .

The performance of the processed products segment remained strong in the 9M07, and revenues totaled R$3,289.7 million, a growth of 18.3% . In the 3Q07, this segment generated revenues of R$1,167.5 million, representing an increase of 20.3% over the same period of 2006. Volumes sold increased by 15.5% over the 9M07 and 15.2% in the quarter. The domestic market accounts for almost 90.0%, as much of sales volumes as of revenues from this segment.

In the 9M07, the poultry segment generated revenues of R$2,579.5 million, representing a growth of 26.9% as compared with the same period of 2006. In the 3Q07, this segment generated revenues of R$915.9 million, corresponding to a growth of 17.1% and reflecting an increase of 11.5% in average price and of 4.9% in volumes sold. The average price of poultry recorded the highest rise both in YTD and in quarterly comparisons.

In the 9M07, pork revenues increased by 36.6% and volumes sold exceeded those of the 9M06 by 35.4% . Pork volumes grew by 13.1% in the 3Q07, while the average price of this protein fell 6.7% between those quarters, causing revenues to grow 5.5% only.

In the 9M07, the beef segment grew 20.5% in volumes sold and 21.5% in revenues. In the 3Q07, this segment recorded a performance below that reached in the 3Q06, when both volumes sold and revenues dropped 23.1% and 24.6% respectively, reflecting a reduction of 1.9% in the average price.

SALES

Tons	9M06	9M07	9M07/9M06	3Q06	3Q07	3Q07/3Q06
Domestic Market	683,103	710,512	4.0%	236,735	247,186	4.4%
Processed Products	524,390	590,144	12.5%	186,179	206,793	11.1%
Poultry	121,950	82,947	-32.0%	37,262	26,808	-28.1%
Pork	29,798	30,973	3.9%	11,080	10,472	-5.5%
Beef	6,965	6,448	-7.4%	2,214	3,113	40.6%
Export Market	703,699	840,043	19.4%	254,490	288,047	13.2%
Processed Products	57,685	81,981	42.1%	18,822	29,357	56.0%
Poultry	564,658	640,964	13.5%	199,974	222,078	11.1%
Pork	52,112	79,916	53.4%	23,484	28,626	21.9%
Beef	29,244	37,182	27.1%	12,210	7,986	-34.6%
Total	1,386,802	1,550,555	11.8%	491,225	535,233	9.0%

R$ thousand	9M06	9M07	9M07/ 9M06	3Q06	3Q07	3Q07/3Q06
Domestic Market	3,152,545	3,694,808	17.2%	1,101,243	1,312,406	19.2%
Processed Products	2,517,994	2,954,449	17.3%	879,899	1,053,544	19.7%
Poultry	302,444	315,186	4.2%	105,410	102,537	-2.7%
Pork	109,031	124,060	13.8%	39,206	43,158	10.1%
Beef	29,380	34,154	16.2%	8,598	16,677	94.0%
Others	193,696	266,959	37.8%	68,130	96,490	41.6%
Export Market	2,432,399	3,231,188	32.8%	953,188	1,142,732	19.9%
Processed Products	263,958	335,222	27.0%	90,686	114,003	25.7%
Poultry	1,730,793	2,264,304	30.8%	676,627	813,347	20.2%
Pork	233,311	343,442	47.2%	110,789	115,066	3.9%
Beef	170,382	208,563	22.4%	74,530	46,019	-38.3%
Others	33,955	79,657	134.6%	556	54,297	9665.6%
Total	5,584,944	6,925,996	24.0%	2,054,431	2,455,138	19.5%

Domestic Market

Revenues from the domestic market increased by 19.2% in the 3Q07 and 17.2% in the 9M07, while volumes sold increased 4.4% and 4.0%, respectively. Average prices in the domestic market rose 12.8% in the 3Q07 and 11.3% in the 9M07.

Processed products segment recorded a significant growth, of 11.1% in volumes and 19.7% in revenues in the 3Q07. The average price of this segment increased 7.6% in the quarter in relation to the same quarter of the prior year and already reflects the efforts of Sadia's team in the pass through of prices due to the pressure from rising grain costs during this year. In the 9M07, volumes grew by 12.5% and revenues by 17.3%, representing an increase of 4.3% in the average price.

In the poultry segment, volumes fell 28.1% and revenues 2.7% in 3Q07, a fact minimized by the rise of 35.0% in the average price. Over the 9M07, redirecting this product to the export market caused a reduction in sales to the domestic market, which recorded a fall of 32.0% and a growth of 4.2% in revenues, due to the increase of 53.2% in the average price in relation to the same period last year.

Pork volumes sold dropped 5.5% in the 3Q07, while revenues rose 10.1% in the period as a result of the increase of 16.4% in the average price. In the 9M07, volumes rose 3.9% and revenues 13.8%, an increase of 9.6% in the average price.

The beef segment posted the highest percentage growth in revenues between the quarters, of 94.0%, and its share grew from 0.8% in the 3Q06 to 1.3% in the 3Q07 of the domestic market total revenues. Volumes sold grew 40.6% in the quarter, reflecting the redirection of products towards the domestic market due to a temporary interruption of these exports to Venezuela. The average price in the quarter rose 38.1% . In the 9Q07, revenues rose 16.2% and volumes fell 7.4%, with an average price 25.6% higher than those charged in the 9M06.

Export Market

Sadia's performance in the export market during the 3Q07 was positive. The effects of the agriculture inspectors' strike during a couple of days in July and September were not sufficient to adversely affect the Company's operating results.

The processed products segment recorded an increase in volumes of 56.0% in the 3Q07, reaching 29.4 thousand tons and of 42.1% in the 9M07, reaching 81.9 thousand tons. The share of the processed products segment in total volumes grew from 7.4% in the 3Q06 to 10.2% in the 3Q07. Revenues generated by this segment grew 25.7% in the 3Q07 and 27.0% in the 9M07. Nonetheless, in the quarterly comparison, the average price of processed products fell 19.5% in Brazilian reais due to product mix, representing a fall of 6.2% in U.S. dollars.

In the poultry segment, export revenues increased by 20.2% in the 3Q07 e de 30.8% in the 9M07. Poultry sales volumes grew 11.1% in the 3Q07, when 222.1 thousand tons were sold, but its share in total volumes exported fell to 77.0%, compared with 78.6% in the 3Q06, reducing the Company’s exposure to this commodity. The continuous growth in poultry volumes sold reflects the diminution of global concern about the consumption of this kind of protein due to the Avian Influenza. Its average price in Brazilian reais increased by 8.3% in relation to 3Q06, representing an increase of 21.8% in U.S. dollars.

In the pork segment, export revenues increased by 3.9% in the 3Q07 and 47.2% in the 9M07. Physical sales of pork protein grew 21.9% in the 3Q07 and 53.4% in the 9M07. In the 3Q07, the average price fell 14.8% in Brazilian reais when compared to the 3Q06, representing a fall of 2.0% in U.S. dollars. Pork volumes exported continues to be affected by the Russian embargo to the Brazilian pork but the dependence upon this market has fallen during the last two years.

Revenues from the beef segment declined 38.3% in the 3Q07 and increased by 22.4% in the 9M07. Sales volumes fell 34.6% in the 3Q07 and rose 27.1% no 9M07. A temporary suspension of beef shipments to Venezuela, which has already been normalized, contributed to this setback in the 3Q07. The average price dropped 5.6% in the 3Q07 and rose 6.5% in U.S. dollars. The export market accounts for more than 80.0% of beef revenues.

With its continuing efforts, Sadia has managed to explore new markets and to expand sales in the existing ones.

EXPORTS BY REGION

OPERATING RESULTS

In the 3Q07, Sadia recorded a net operating revenue of R$ 2.2 billion, a rise of 19.8% in relation to the same period in 2006, as a result of the growth in volumes and in average prices. Along the nine months of 2007, it showed an expansion of 25.3% over the 9M06 results, totaling R$ 6.1 billion.

Costs per ton sold in the quarter increased by 6.2% in relation to 3Q06 mostly due to the increase in grain prices.

The cost of sales to net operating income ratio in the 3Q07 reached 27.7%, an improvement which resulted from the strong growth in revenues due to the pass through of prices and volume increase.

The market prices (ESALQ – North Paraná) for corn and soya bean in the 3Q07 were 40.3% and 25.4%, respectively, higher than those in the 3Q06.

Operating expenses - selling, general and administrative and other expenses ratio – in the 3Q07 totaled R$422.3 million, 15.6% higher than that of the 3Q06. Net income reached 19.6% in the 3Q07, a percentage lower than the 20.4% in the 3Q06.

Selling expenses fell to 17.2% in the 3Q07 compared to 18.6% in the 3Q06, mostly reflecting a better dilution of fixed expenses.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in the 3Q07 amounted to R$273.2 million and the EBITDA margin, of 12.7%, exceeded by 3.5 percentage points that reached in the 3Q06. In the 9M07, EBITDA reached R$733.9 million and a margin of 12.1%, aligned with the corporate guidance for the EBITDA margin of the year, of 12.0% to 13.0% and 5.6 percentage points higher than that reached in the 9M06.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION/SUBVENTION + EMPLOYEE PROFIT SHARING

	9M06	9M07	3Q06	3Q07
EBIT	110,857	456,894	86,992	174,346
(+)DEPRECIATION/AMORTIZATION/SUBVENTION	192,876	254,534	70,400	88,364
(+)EMPLOYEE PROFIT SHARING	11,844	22,487	7,409	10,501
EBITDA	315,577	733,915	164,801	273,211
EBITDA MARGIN	6.5%	12.1%	9.2%	12.7%

The Company is entitled to investment grants scheduled to expire between 2014 and 2020, provided by the Governments of the States of Minas Gerais and Mato Grosso, where some of its industrial plants are located. Until March 31, 2007, such grants had been recognized in the net income for the year, since they were not directly related to the Company's investment projects. As already disclosed to the market, the Company has been investing in a project to expand and modernize its production units, consisting of an increase in installed capacity, expansion of the manufacturing concern, increase of production and generation of jobs. As of April 1, 2007, those States started to bind grants to investments and this led the Company to recognize those grants in the “Capital Reserve” account, under "Stockholders Equity". The amount of those grants recorded for the period ended at September 30, 2007 was R$15.1 million (R$10.6 million at June 30, 2007).

FINANCIAL RESULT

Sadia's financial results are the consequence of the risk and management policies which aim to protect its assets and liabilities on a consolidated basis. Net income for the 3Q07 was a negative R$ 11.7 million, while in the 3Q06 it was a negative R$ 3.7 million.

FINANCIAL DEBT – R$ MILLION

	Sep06%		Sep07%		Sep07/Sep06
Short Term	991.8	27%	882.6	24%	12.4%
Local Currency	283.8	29%	398.8	45%	-28.8%
Foreign Currency	708.0	71%	483.7	55%	46.4%
Long Term	2,729.9	73%	2,762.6	76%	-1.2%
Local Currency	625.8	23%	869.0	31%	-28.0%
Foreign Currency	2,104.1	77%	1,893.6	69%	11.1%
Total	3,721.7	100%	3,645.2	100%	2.1%
(-) Financial Investments	2,485.5	100%	2,436.7	100%	2.0%
Local Currency	499.1	20%	478.2	20%	4.4%
Foreign Currency	1,986.4	80%	1,958.5	80%	1.4%
(=) Net Financial Indebtedness	1,236.2	100%	1,208.4	100%	2.3%
Local Currency	410.5	33%	789.6	65%	-48.0%
Foreign Currency	825.7	67%	418.8	35%	97.1%
Net Debt to Equity	53.1%		43.9%
Net Debt to EBITDA*	1.4		1.5

* Moving average 36 months

At the end of September 2007, Sadia’s net financial debt totaled R$ 1,208.4 million and net debt to shareholders' equity ratio was 43.9% .

* Moving average of the last 36 months.

NET INCOME

Net income in the 3Q07 was R$188.4 million. Net margin in the quarter was 8.8%. Along the nine months of 2007, net income reached R$ 393.9 million, while in the 9M06 it reached R$ 153.6 million. This enabled the Company to record a return on equity (ROE) of 14.3%, against 6.6% for the nine months in 2006.

Sadia made investments of R$ 269.7 million for the 3Q07. Out of the total amount invested in the quarter, R$107.4 million (39.8%) were allocated to the poultry segment; R$49.7 million (18.4%) to the processed products segment; R$49.8 million (18.5%) to the pork segment; R$28.2 million (10.5%) to the beef segment and R$34.6 million (12.8%) to other.

The Company’s operation in Russia, where the brand is widely well-known, will be expanded with the opening, in December 2007, of the new meat processing unit in Kaliningrad, a total investment made by the Company of R$95.0 million .

Sadia investments in 2007 will total about R$800.0 million, in addition to some R$150.0 million in breeding stock to increase the production capacity of Sadia plants.

OUTLOOK

For 2007, Sadia expects a growth between 12.0% and 14.0% in volume sales compared with 2006 and an EBITDA margin between 12.0% and 13.0% . In addition, the Company expects to resume the growth shown in recent years, with successive production and profitability records, making use of new business opportunities both in the domestic and in the export markets.

Due to the strong comeback in international poultry demand after the Bird Flu crisis in 2006, the product has been redirected to the export market during the 9M07, which caused a drop of 32.0% in the volumes in the domestic market. Therefore, Sadia's growth for the period amounted to 4.0% - figure below the guidance of 8.0% to 10.0% growth in volumes for the domestic market, even though the processed products segment grew 12.5% for the 9M07.

In the export market, however, the Company grew 19.4% in volumes between January and September, above the guidance of 16.0% to 18.0% . The main reason was the high performance in sales in all segments during that period. This performance will allow Sadia to reach the average estimated growth of 12.0% to 14.0% for the whole Company for 2007.

Sadia reiterates its commitment to growth and keeps the expectations to double revenues in the next five years. The Board of Diretors approved an investment plan for the July 2007 to December 2008 period, of R$2.0 billion, distributed as follows: R$720.0 million to the processed products segment; R$640.0 million to the Lucas do Rio Verde plant; R$130.0 million to the beef segment; and other R$510.0 million to expansion projects, IT, infrastructure and breeding stock.

Investments in the processed products segment of R$720 million are for the refrigerated line, baked grilled and breaded products, besides other non-meat products. These products will be directed towards both markets. Among these investments are the new plant in the northeastern part of Brasil and the plant of processed products in Lucas do Rio Verde. The new plant in the state of Pernambuco, the Company´s first plant in the northeast will be in the city of Vitoria de Santo Antão, 50km from Recife and will produce processed meat products such as bolognas, hot-dogs, and sausages and should generate additional revenues of R$390 million for the Company. This unit will generate 1.2 thousand direct jobs and approximately 3.6 thousand indirect jobs. Construction will begin in January 2008 and the expectation is that the unit begins its activities in January 2009. Aside from the plant, Sadia plans on construting a distribution center in the town with the objective of supplying the demand of the northeastern region of the country. All together the Company plans on investing R$ 250 million.

Investments of R$640.0 million in Lucas do Rio Verde includes the construction of new poultry and pork slaughtering units and an animal feed factory.

Regarding the beef segment, Sadia shall slaughter 6,000 heads/day by 2009. In order to do so, the Company will expand its slaughter capacity in Várzea Grande from 1,000 heads/day to 2,000 heads/day in 2007 and will add a new plant with capacity to slaughter 2,000 heads/day in 2008.

CAPITAL MARKETS

São Paulo Stock Exchange - BOVESPA

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange Index (IBOVESPA). This portfolio lists 63 papers and for the four-month period from September to December/07, the relative weight of Sadia in that index is 0.93% .

Sadia’s preferred shares (SDIA4) had a year-to-date increase of 72.3% in the latest twelve months (September 30, 2006 to September 30, 2007) while the variation of the Ibovespa in the period was 65.9% .

 Sadia’s preferred shares were distributed among the various categories of Bovespa investors, the highlight of which, was the number of foreign investors. The daily average volume over the last 12 months grew 70.8%, to R$19.3 million.

In the last 12 months (September 30, 2006 to September 30, 2007), Sadia’s Level II ADRs [SDA] appreciated in U.S. dollars by 101.3%, while the Dow Jones Index recorded an appreciation of 19.0% in the period. The daily average volume grew 154.9%, to US$ 5.3 million, corresponding to 20.0% of the total stock volume traded with Sadia PN in the 3Q07.

Latibex

During 3Q07, the daily average volume traded was €272.8 thousand, an increase of 194.3% when compared with the average volume recorded in the 3Q06, which was of €92.7 thousand. In the last 12 months, the shares appreciated by 79.7% .

MARKET DATA - BOVESPA	3Q06	3Q07	3Q07/3Q06
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	486,377	507,599
Closing Price - R$/share SDIA3 (¹)	6.40	9.56	49.4%
Closing Price - R$/share SDIA4 (¹)	5.91	10.18	72.3%
Mkt. Capitalization - R$ millions (¹)	2,874.5	6,892.6	139.8%
Volume of Shares Traded - thousand	123,677	131,035	5.9%
Daily Average Volume of Shares Traded - thousand	1,932	2,080
Financial Volume Traded - R$ million	720.3	1,216.6	68.9%
Daily Average Financial Volume Traded - R$ million	11.3	19.3
MARKET DATA - NYSE	3Q06	3Q07	3Q07/3Q06
Total Outstanting ADR´s - thousands	5,530.8	8,539.3	54.4%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹) (²)	27.67	55.70	101.3%
Mkt. Capitalization - US$ millions(¹)	153.0	475.6	210.8%
Volume of Shares Traded	4,875,400	6,915,500	41.8%
Daily Average Volume of Shares Traded	77,387	109,770
Financial Volume Traded - US$ thousand	130,675	333,078	154.9%
Daily Average Financial Volume Traded - US$ thousand	2,074.2	5,287.0

(¹) At the end of the period

Souces: Sadia, Bovespa and NYSE

EVENTS ON OCTOBER 26 (FRIDAY)

International: Conference Call
Time: 10:30 (Brasília), 8:30 (NY).
Telephone numbers for connection:
Brazil: (11) 4688-6301
U.S.A.: (1 800) 860-2442
Other countries: (1 412) 858-4600

In Brazil: Meeting with Investment Professionals and Analysts
Time: 12:00 (Brasília).
Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website: www.sadia.com

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I

INCOME STATEMENT - CONSOLIDATED

(R$ thousand)
	9M06		9M07		9M07/ 9M06	3Q06		3Q07		3Q07/3Q06
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%
Gross Operating Revenue	5,584,944	115.5%	6,925,996	114.2%	24.0%	2,054,431	114.5%	2,455,138	114.2%	19.5%
Domestic Market	3,152,545	65.2%	3,694,808	60.9%	17.2%	1,101,243	61.4%	1,312,406	61.0%	19.2%
Export Market	2,432,399	50.3%	3,231,188	53.3%	32.8%	953,188	53.1%	1,142,732	53.1%	19.9%
(-) Sales Tax and Services Rendered	(747,436)	-15.5%	(862,991)	-14.2%	15.5%	(259,744)	-14.5%	(304,798)	-14.2%	17.3%
Net Operating Revenue	4,837,508	100.0%	6,063,005	100.0%	25.3%	1,794,687	100.0%	2,150,340	100.0%	19.8%
Cost of Goods Sold and Services Rendered	(3,733,945)	-77.2%	(4,458,183)	-73.5%	19.4%	(1,342,433)	-74.8%	(1,553,646)	-72.3%	15.7%
Gross Profit	1,103,563	22.8%	1,604,822	26.5%	45.4%	452,254	25.2%	596,694	27.7%	31.9%
Selling Expenses	(914,790)	-18.9%	(1,039,260)	-17.1%	13.6%	(334,180)	-18.6%	(369,643)	-17.2%	10.6%
Management Compensation	(9,598)	-0.2%	(11,673)	-0.2%	21.6%	(3,243)	-0.2%	(4,037)	-0.2%	24.5%
Administrative Expenses	(40,939)	-0.8%	(59,369)	-1.0%	45.0%	(12,206)	-0.7%	(24,268)	-1.1%	98.8%
Employees Profit Sharing	(11,844)	-0.2%	(22,487)	-0.4%	89.9%	(7,409)	-0.4%	(10,501)	-0.5%	41.7%
Others Operating Results	(15,535)	-0.3%	(15,139)	-0.2%	-2.5%	(8,224)	-0.5%	(13,899)	-0.6%	69.0%
Earnings Before Interest and Taxes	110,857	2.3%	456,894	7.5%	312.1%	86,992	4.8%	174,346	8.1%	100.4%
Financial Result, Net	40,723	0.8%	(15,473)	-0.3%	-138.0%	(3,683)	-0.2%	(11,696)	-0.5%	-217.6%
Operating Profit	151,580	3.1%	441,421	7.3%	191.2%	83,309	4.6%	162,650	7.6%	95.2%
Nonoperating Income (expense)	(5,380)	-0.1%	(368)	0.0%	93.2%	(1,500)	-0.1%	(2,889)	-0.1%	92.6%
Income Before Taxes	146,200	3.0%	441,053	7.3%	201.7%	81,809	4.6%	159,761	7.4%	95.3%
Income Tax and Social Contribution	6,634	0.1%	(47,075)	-0.8%	809.6%	(12,912)	-0.7%	28,668	1.3%	322.0%
Net Income before Minority Interest	152,834	3.2%	393,978	6.5%	157.8%	68,897	3.8%	188,429	8.8%	173.5%
Minority Interest	(814)	0.0%	82	0.0%	110.1%	(215)	0.0%	77	0.0%	135.8%
Net Income	153,648	3.2%	393,896	6.5%	156.4%	69,112	3.9%	188,352	8.8%	172.5%
EBITDA	315,577	6.5%	733,915	12.1%	132.6%	164,801	9.2%	273,211	12.7%	65.8%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

(R$ thousand)
	September	September
	2007	2007
ASSETS
Current Assets	4,311,992	4,355,999
Cash and Bank	128,824	96,036
Trade Accounts Receivable	472,575	366,764
Recoverable Taxes	155,550	236,577
Inventories	1,174,028	1,267,312
Marketable Securities	2,231,348	2,199,427
Other Credits	149,667	189,883
Non-Current Assets	2,826,893	3,273,789
Long Term Assets	508,137	555,499
Marketable Securities	125,306	141,260
Other Credits	382,831	414,239
Permanent	2,318,756	2,718,290
Investments	60,403	45,029
Property, Plant and Equipment	2,133,749	2,535,326
Deferred Charges	124,604	137,935
Total Assets	7,138,885	7,629,788
LIABILITIES
Current Liabilities	1,843,200	1,832,248
Loans and Financing	991,854	882,558
Suppliers	502,343	482,694
Salaries and Social ChargesPayable	146,004	168,801
Taxes Payable	30,097	48,764
Dividends	1,006	46,913
Operating Liabilities	171,896	202,518
Non-Current Assets - Long Term Liabilities	2,967,109	3,041,021
Loans and Financing	2,729,878	2,762,595
Operating Liabilities	237,231	278,426
Deferred Discount of Investments		-
Minority Interest in Subsidiaries	1,279	784
Shareholder's Equity	2,327,297	2,755,735
Paid - Up Capital	1,500,000	1,500,000
Income Reserve	827,297	1,255,735
Total Liabilities and Equity	7,138,885	7,629,788

ATTACHMENT III

CASH FLOW STATEMENT

(R$ thousand)
	September 2006	September 2007
Net result from the period	152,834	393,978
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	277	(262)
Provisioned interest net of paid	(63,205)	(201,651)
Depreciation, amortization and exhaustion	173,425	223,865
Goodwill amortization from acquistion	19,451	15,579
Invesments Subsidies	-	15,090
Result of interest in companies	3,519	85,641
Deferred taxes	(18,053)	43,252
Contingencies	6,572	10,117
Result of sale or write-off of property, plan & equip.	4,421	5,414
Variations in operating assets and liabilities:
Customer accounts receivable	37,040	311,834
Inventories	(181,538)	(182,858)
Taxes recoverable and others	(48,140)	(67,034)
Judicial deposits	2,577	4,742
Suppliers	6,585	(20,591)
Taxes and contribns. To withhol, wages to pay, others	(20,083)	(2,126)
Net cash generated from operating activities	75,682	634,990
Investiments activities:
Proceeds from sale of property, plant & equip.	5,462	3,394
Acquisition of prop., plan & equip. / deferred assets	(792,494)	(622,244)
Paid portion in subsidiary, net of cash	(485)	-
Financial investments	(3,048,991)	(2,581,974)
Financial investment redemptions	2,897,643	2,450,975
Net cash generated from investment activities	(938,865)	(749,849)
Financeing activities:
Loans and financing	2,272,544	2,033,842
Payment of financing	(1,307,139)	(1,948,333)
Dividends paid	(169,704)	(108,267)
Sale of treasury shares	-	463
Purchase of treasury shares	-	(879)
Net cash generated from financing activities	795,701	(23,174)
Cash at beginning of fiscal year	196,306	234,069
Cash at end of fiscal year	128,824	96,036
Net addition (deduction) in cash	(67,482)	(138,033)